Exhibit 99.1

Vast Renewables Limited Receives Nasdaq Non-Compliance Notice

Vast Renewables Limited has an initial 180-day period through August 7, 2024, to regain compliance with Market Value of Publicly Held Shares Standard

Sydney, February 15, 2024 — Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat today announced that on February 9, 2024, it received a notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirements to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000, as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

The Notice has no immediate effect on the listing of the Company’s ordinary shares (the “Ordinary Shares”), which continue to trade on Nasdaq under the symbol “VSTE.”

The Notice provided that, in accordance with Nasdaq Listing Rules 5810(c)(3)(D), the Company has a period of 180 calendar days from the date of the Notice, or until August 7, 2024, to regain compliance with the MVPHS Requirement. During this period, the Ordinary Shares will continue to trade on Nasdaq. Nasdaq will deem the Company to have regained compliance with the MVPHS Requirement if at any time during this compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days.

In the event the Company does not regain compliance with the MVPHS Requirement by August 7, 2024, the Company will receive written notification from Nasdaq that the Company’s Ordinary Shares are subject to delisting. The Company is reviewing its options for regaining compliance with the MVPHS Requirement. There can be no assurance that the Company will be able to regain compliance with the MVPHS Requirement in a timely fashion, in which case its securities may be delisted from Nasdaq.

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

For Investors: Caldwell Bailey ICR, Inc. VastIR@icrinc.com

For US media: Matt Dallas ICR, Inc. VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding Vast’s ability to regain and maintain compliance with Nasdaq listing requirements, Vast’s future financial performance, as well as Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “should,” “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or its subsidiairies, including in relation to the recent business combination; changes in applicable laws or regulations, Vast’s ability to regain and maintain compliance with Nasdaq listing standards and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled “Risk Factors” in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.